UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GMS INC.

(Name of Subject Company)

GMS INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

36251C103

(CUSIP Number of Class of Securities)

Craig Apolinsky

Senior Vice President and General Counsel

115 Perimeter Center Place, Suite 600

Atlanta, Georgia 30346

(800) 392-4619

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copy to:

W. Scott Ortwein

Justin R. Howard

Kyle G. Healy

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, including this Amendment, the “Schedule 14D-9”) filed by GMS Inc., a Delaware corporation (“GMS” or the “company”) with the Securities and Exchange Commission on July 14, 2025, relating to the tender offer by The Home Depot, Inc., a Delaware corporation (“The Home Depot”), and Gold Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of The Home Depot (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of GMS, at a purchase price of $110.00 per Share in cash, subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (as amended or supplemented from time to time) (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time) (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection entitled “Canadian Competition Act” under the section entitled “Regulatory Approvals” is hereby amended and supplemented by deleting the first and second paragraphs of such subsection and replacing them with the following paragraph:

“The Canadian Competition Act requires that certain classes of transactions (which we refer to as “Notifiable Transactions”) be notified to the Canadian Commissioner of Competition (which we refer to as the “Commissioner”). The acquisition of Shares in the Offer constitutes a Notifiable Transaction. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Canadian Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. On August 28, 2025, the Commissioner issued a “no-action” letter, confirming the termination of the waiting period pursuant to subsection 123(2) of the Canadian Competition Act.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(L)	Press Release issued by The Home Depot, dated August 29, 2025 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed by Purchaser and The Home Depot on August 29, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMS INC.

By:	/s/ Scott M. Deakin
Name:	Scott M. Deakin
Title:	Chief Financial Officer

Date: August 29, 2025